UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2017 (Report No. 7)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On June 27, 2017, Dagi Shachar Ben Noon informed Nano Dimension Ltd. (the "Company") of his immediate resignation as a member of the Company's Board of Directors in order to pursue new challenges. Mr. Ben Noon’s resignation was not a result of any disagreement with the Company.

In addition, on June 27, 2017, Amit Dror, the Company's Chief Executive Officer and director, Simon Anthony Fried, the Company's Chief Business Officer and director, Sharon Fima, the Company's Chief Technologies Officer and director, and Dagi Shahar Ben-Noon terminated a shareholders voting agreement (the "Voting Agreement") which the parties entered into on August 5, 2014. Pursuant to the agreement, the parties had agreed to vote together all of their voting securities, except with respect to certain votes concerning the respective parties thereof. Also, pursuant to the agreement, each party had a right of first refusal and co-sale rights with respect to certain disposition of securities by the parties.

The termination of the Voting Agreement is effective immediately.

This report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-217173) and Form S-8 (File No. 333-214520) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd. (Registrant)

By:	/s/ Yael Sandler
Name:	Yael Sandler
Title:	Chief Financial Officer

Date: June 29, 2017

3